4 GREENWAY PLAZA

HOUSTON, TEXAS 77046

Jill S. Greene

Associate General Counsel

July 8, 2014

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Angie Kim

RE:	Transocean Partners LLC

Draft Registration Statement on Form S-1

Submitted May 7, 2014

CIK No. 0001607250

Registration Statement on Form S-1

Filed June 23, 2014

No. 333-196958

Ladies and Gentlemen:

On behalf of Transocean Partners LLC (the “Company”), outlined below are the reasons for the Company’s draft registration statement (“DRS”) not being publicly disseminated on June 23, 2014, the date of the Company’s public filing of a Registration Statement on Form S-1 (No. 333-196958) (the “Registration Statement”). The error was detected and the DRS was publicly disseminated via EDGAR on July 1, 2014. The Company respectfully requests that the staff (the “Staff”) of the Division of Corporation Finance permit the Company to begin the 21 day period specified in Section 6(e)(1) of the Securities Act of 1933, as amended, on June 23, 2014 because of the error, rather than July 1, 2014.

It is the customary practice for registrants to file their prior draft registration statements publicly on the same day as they file the initial S-1 registration statement publicly. The Company and its advisors had believed the DRS filing was automatic with the filing of the Registration Statement in this circumstance and that their direction (given late on June 20th) to file the Registration Statement therefore included a direction to also file the DRS. The Company’s financial printer has subsequently informed the Company, however, that this process is not automatic and requires separate direction be given. Additionally, the financial printer’s ordinary practice is that when a registration statement on Form S-1 is publicly filed and viewable on the SEC’s public website, the financial printer’s customer service department confirms with the client that the registrant also wishes to make publicly viewable any previous draft registration

United States Securities and Exchange Commission

statements that were confidentially submitted. This provides a safeguard that the DRS filing will be made on time in accordance with the registrant’s wishes and helps to prevent misunderstandings about the filing process. Unfortunately, no such confirmation was made with the Company or its advisors by the printer in this situation.

Because of the misunderstanding as to the required filing instructions compounded by the failure of the financial printer to seek confirmation of the DRS filing, the DRS was not publicly disseminated via EDGAR at the time the Registration Statement was filed. The separate action to publicly disseminate the DRS was not taken until July 1, 2014 when the Company’s advisors became aware of the error

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact A.J. Ericksen of Baker Botts L.L.P. at (713) 229-1393.

Very truly yours,

/s/ Jill S. Greene